SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934



                               THEGLOBE.COM, INC.
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                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
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                         (Title of Class of Securities)

                                    88335R101
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                                 (CUSIP Number)

                          DONALD E. THOMPSON, II, ESQ.
                               PROSKAUER ROSE LLP
                          2255 GLADES ROAD, SUITE 340W
                           BOCA RATON, FLORIDA  33431
                                 (561) 241-7400
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 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                 MARCH 28, 2003
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             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP NO.  88335R101                                         PAGE 2 OF 10
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1.   NAME OF REPORTING PERSONS                    Dancing Bear Investments, Inc.

     S.S. or I.R.S. IDENTIFICATION NO. of ABOVE PERSONS  65-0712083

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                     (b) [X]
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3    SEC USE ONLY

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4    SOURCE OF FUNDS*                                  WC

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)
                                                                         [ ]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION              FLorida

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              7    SOLE VOTING POWER                   -0-

              ------------------------------------------------------------------
  NUMBER OF   8    SHARED VOTING POWER                 10,355,414 (1)
    SHARES
 BENEFICIALLY ------------------------------------------------------------------
   OWNED BY   9    SOLE DISPOSITIVE POWER              -0-
     EACH
  REPORTING   ------------------------------------------------------------------
 PERSON WITH  10   SHARED DISPOSITIVE POWER            10,355,414 (1)

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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                       10,355,414 (1)

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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                         [ ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11            29.4%

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14   TYPE  OF  REPORTING  PERSON*                                CO

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(1)  Represents  (i)  5,523,588  shares  of  common stock of the Issuer and (ii)
warrants to acquire 4,831,826 shares of common stock, subject to certain anti-dilutive adjustment mechanisms.

                                  SCHEDULE 13D
CUSIP NO.  88335R101                                         PAGE 3 OF 10
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1.   NAME OF REPORTING PERSONS                       E&C Capital Partners, LLLP

     S.S. or I.R.S. IDENTIFICATION NO. of ABOVE PERSONS  56-2313480

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                     (b) [X]
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3    SEC USE ONLY

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4    SOURCE OF FUNDS*                                  WC

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)
                                                                         [ ]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION               Florida

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              7    SOLE VOTING POWER                    -0-

              ------------------------------------------------------------------
  NUMBER OF   8    SHARED VOTING POWER                  20,000,000 (1)
    SHARES
 BENEFICIALLY ------------------------------------------------------------------
   OWNED BY   9    SOLE DISPOSITIVE POWER               -0-
     EACH
  REPORTING   ------------------------------------------------------------------
 PERSON WITH  10   SHARED DISPOSITIVE POWER             20,000,000 (1)

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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                        20,000,000 (1)

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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                         [ ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11            39.7%

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14   TYPE  OF  REPORTING  PERSON*                                PN

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(1)  Represents  (i)  333,333  shares of Series F Convertible Preferred Stock of the Issuer, which is convertible at any time into 16,666,666 shares of common stock, subject to certain anti-dilutive adjustment mechanisms, and (ii) warrants to acquire 3,333,333 shares of common stock, subject to certain anti-dilutive adjustment mechanisms.

                                  SCHEDULE 13D
CUSIP NO.  88335R101                                         PAGE 4 OF 10
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1.   NAME OF REPORTING PERSONS                           Michael S. Egan


     S.S. or I.R.S. IDENTIFICATION NO. of ABOVE PERSONS  ###-##-####

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                     (b) [X]
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3    SEC USE ONLY

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4    SOURCE OF FUNDS*                                  PF

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)
                                                                         [ ]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION              United States

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              7    SOLE VOTING POWER                   3,571,052

              ------------------------------------------------------------------
  NUMBER OF   8    SHARED VOTING POWER                 30,355,414 (2)
    SHARES
 BENEFICIALLY ------------------------------------------------------------------
   OWNED BY   9    SOLE DISPOSITIVE POWER              3,571,052
     EACH
  REPORTING   ------------------------------------------------------------------
 PERSON WITH  10   SHARED DISPOSITIVE POWER            30,355,414 (2)

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                       33,926,466 (3)

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                         [ ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11            58.4%

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14   TYPE  OF  REPORTING  PERSON*                                IN

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(1)  Please  see  the  next  page

                                  SCHEDULE 13D
CUSIP NO.  88335R101                                         PAGE 5 OF 10
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(1)  Represents  (i)  2,834,385  shares  issuable  upon  the exercise of certain options which are either now exercisable or exercisable within the next 60 days by Mr. Egan individually, (ii) 666,667 shares of common stock owned directly by Mr. Egan, (iii) 56,000 shares of the common stock owned by certain trusts of which Mr. Egan is the trustee; and (iv) 14,000 shares owned by Mr. Egan's spouse, of which Mr. Egan disclaims beneficial ownership.

(2) Represents (i) 5,523,588 shares of common stock owned by Dancing Bear Investments, (ii) warrants to acquire 4,831,826 shares of common stock, subject to certain anti-dilution adjustment mechanisms, owned by Dancing Bear Investments, (iii) 333,333 shares of Series F Convertible Preferred Stock, which is convertible at any time into 16,666,666 shares of common stock, subject to certain anti-dilution adjustment mechanisms, owned by E&C Capital Partners, LLLP, and (iv) warrants to acquire 3,333,333 shares of common stock, subject to certain anti-dilution adjustment mechanisms, owned by E&C Capital Partners, LLLP.

(3) Represents (i) 5,523,588 shares of common stock owned by Dancing Bear Investments, (ii) warrants to acquire 4,831,826 shares of common stock, subject to certain anti-dilution adjustment mechanisms, owned by Dancing Bear Investments, (iii) 333,333 shares of Series F Convertible Preferred Stock, which is convertible at any time into 16,666,666 shares of common stock, subject to certain anti-dilution adjustment mechanisms, owned by E&C Capital Partners, LLLP, (iv) warrants to acquire 3,333,333 shares of common stock, subject to certain anti-dilution adjustment mechanisms, owned by E&C Capital Partners, LLLP, (v) 2,834,385 shares issuable upon the exercise of certain options which are either now exercisable or exercisable within the next 60 days by Mr. Egan individually, (vi) 666,667 shares of common stock owned directly by Mr. Egan,
(vii) 56,000 shares of the common stock owned by certain trusts of which Mr. Egan is the trustee; and (viii) 14,000 shares owned by Mr. Egan's spouse, of which Mr. Egan disclaims beneficial ownership.

ITEM 1. SECURITY AND ISSUER

     This Schedule 13D ("Schedule 13D") relates to common stock, par value $.001 ("Common Stock"), of theglobe.com, inc., a Delaware corporation (the "Issuer" or the "Company"). The principal executive offices of the Issuer are located at 110 East Broward Blvd., Suite 1400, Fort Lauderdale, Florida 33301.

ITEM 2. IDENTITY AND BACKGROUND

(a)-(c) This Schedule 13D is filed on a joint basis pursuant to Rule 13d-1(k) by Dancing Bear Investments, Inc., a Florida corporation ("DBI"), E&C Capital Partners, LLLP, a Florida limited liability limited partnership ("E&C"), and Michael S. Egan ("Mr. Egan" and collectively with DBI and E&C, the "Reporting Person"). The address of each of the Reporting Persons is 110 East Broward Blvd., Suite 1400, Fort Lauderdale, Florida 33301. Mr. Egan is the Chairman and Chief Executive Officer of the Issuer and a private investor. Mr. Egan has a controlling interest in both DBI and E&C.

(d)-(e) During the last five years, neither DBI, E&C nor Mr. Egan has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Mr.  Egan  is  a  citizen  of  the  United  States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Mr. Egan had previously filed a Schedule 13D dated February 19, 1999, as a member of a potential group (which each member disclaimed). That original filing, as amended and terminated, is sometimes referred to herein as the "Initial Filing". The Initial Filing previously reported the then beneficial ownership of DBI and Mr. Egan. This filing includes additional options granted to Mr. Egan and gives effect to the closing of an investment into the Series F Preferred Stock and warrants of the Issuer by E&C on March 28, 2003 (the "Preferred Stock Investment"). E&C used working capital provided by Mr. Egan as a controlling owner to make the Preferred Stock Investment.

ITEM 4. PURPOSE OF TRANSACTION

The  Preferred  Stock  Investment  was  completed  for  investment  purposes.

Other than with respect to the Letter of Intent described below, the Reporting Persons are not aware of any plans or proposals which the Reporting Persons may have which relate to or would result in:

(a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer.

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries.

(c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries.

(d)  any  other material change in the Issuer's business or corporate structure.

(e) any material change in the present capitalization or dividend policy of the Issuer other than as described herein.

(f)  any other material changes in the Issuer's business or corporate structure.

(g) any changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Issuer by any person.

(h) the securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized or to be quoted in an inter-dealer quotation system of a registered national securities association.

(i) in a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

(j)  any  action  similar  to  any  of  those  enumerated  above.

On March 28, 2003, Mr. Egan entered into a non-binding letter of intent to loan up to $1 million to the Company pursuant to a convertible secured loan facility. The loan facility would be convertible into shares of the Company's common stock at the rate of $.09 per share, which if fully funded and converted, would result in the issuance of approximately 11.1 million shares. In addition, assuming the loan is fully funded, it is anticipated that the investors would be issued a warrant to acquire approximately 2.2 million shares of theglobe.com Common Stock at an exercise price of $.15 per share. The convertible debt financing is subject to a number of closing conditions, including execution of definitive documentation, satisfactory resolution of certain Company liabilities and other tax and business considerations. The financing is also subject to completion of a loan facility and related documentation satisfactory to the parties. If consummated, the convertible debt financing will result in substantial dilution of the number of securities of theglobe.com either issued and outstanding or obtainable upon conversion of the debt or exercise of the warrant. There can be no assurance, if and when, the financing will be consummated. In addition, the Reporting Persons reserve the right to acquire additional securities of the Issuer, to sell securities of the Issuer and to exercise options and warrants of the Issuer.

ITEM  5.          INTEREST  IN  SECURITIES  OF  THE  ISSUER

(a) (b) The amounts and percentages of Common Stock set forth in this Item 5 are based on (i) the shares beneficially owned by DBI, E&C, and Mr. Egan, as set forth in Item 3 and (ii) 30,382,293 shares of Common Stock outstanding as of March 18, 2003.

          Amount beneficially owned:

               10,355,414 with respect to DBI
               20,000,000 with respect to E&C
               33,926,466 with respect to Mr. Egan

          Percent of class:

               29.4% with respect to DBI
               39.7% with respect to E&C
               58.4% with respect to Mr. Egan

          Number of shares as to which the person has:

               sole power to vote or to direct the vote:

                    -0- with respect to DBI
                    -0- with respect to E&C
                    3,571,052 with respect to Mr. Egan

               shared power to vote or to direct the vote:

                    10,355,414 with respect to DBI
                    20,000,000 with respect to E&C
                    30,355,414 with respect to Mr. Egan

               sole power to dispose or to direct the disposition of:

                    -0- with respect to DBI
                    -0- with respect to E&C
                    3,571,052 with respect to Mr. Egan

               shared power to dispose or to direct the disposition of:

                    10,355,414 with respect to DBI
                    20,000,000 with respect to E&C
                    30,355,414 with respect to Mr. Egan

(c) On March 28, 2003, the E&C signed a Preferred Stock Purchase Agreement and other related documentation pertaining to an investment in the Series F Preferred Stock and warrants of the Issuer, which closed the same day (the "Preferred Stock Investment"). Pursuant to the Preferred Stock Purchase Agreement, E&C received 333,333 shares of Series F Preferred Stock convertible into shares of the Company's Common Stock at a price of $0.03 per share. The conversion price is subject to adjustment upon the occurrence of certain events, including downward adjustment on a weighted-average basis in the event the Company should issue securities at a purchase price below $0.03 per share. If fully converted, and without regard to the anti-dilutive adjustment mechanisms applicable to the Series F Preferred Stock, an aggregate of 16.666,667 million shares of Common Stock could be issued. The Series F Preferred Stock has a liquidation preference of $1.50 per share, will pay a dividend at the rate of 8% per annum and entitles the holder to vote on an "as converted" basis with the holders of Common Stock. In addition, as part of the $500,000 investment, E&C received warrants to purchase 3,333,333 shares of theglobe.com Common Stock at an exercise price of $0.125 per share. The warrant is exercisable at any time on or before March 28, 2013. E&C is entitled to certain demand registration rights in connection with its investment. In addition, on March 4, 2003, Mr. Egan acquired 666,667 shares of the Common Stock in a private transaction from a co-founder of the Issuer at the price of $0.125 per share.

(d)  None

(e)  Not  applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than as set forth in items 4 and 5 above, none of the Reporting Persons is a party to any contracts, arrangements, understandings or relationships of the nature described by item 6 nor are any of the securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

ITEM  7.  MATERIAL  TO  BE  FILED  AS  EXHIBITS

1.     Form  of  Warrant dated March 28, 2003 to acquire shares of Common Stock.
(1)

2. Preferred Stock Purchase Agreement dated March 28, 2003 between theglobe.com, inc. and E&C Capital Partners, LLLP. (1)

_______________
(1) Incorporated by reference to the Issuer's Annual Report on Form 10-K for the year ended December 31, 2003, filed on April 1, 2003.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.



                                        /s/ Michael S. Egan
                                        -------------------------------------
                                        Michael S. Egan


                                        Dancing Bear Investments, Inc.


                                        By: /s/ Michael S. Egan
                                           ----------------------------------
                                        Michael S. Egan
                                        Title: Dancing Bear Investments, Inc.


                                        E & C Capital Partners, LLLP

                                        By: E & C Capital Ventures, Inc.


                                        By: /s/ Michael S. Egan
                                        -------------------------------------
                                        Print Name: Michael S. Egan
                                        Title: Chairman